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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.      GENERAL IDENTIFYING INFORMATION

        1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                [ ]     MERGER

                [X]     LIQUIDATION

                [ ]     ABANDONMENT OF REGISTRATION

                        (Note:  Abandonments of Registration answer only
                questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                [ ]     Election of status as a BUSINESS DEVELOPMENT COMPANY

                        (Note:  Business Development Companies answer only
                questions 1 through 10 of this form and complete verification at the end of the form.)

        2.      Name of fund:     WT INVESTMENT TRUST I

        3.      Securities and Exchange Commission File No.:  811-08067

        4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                [X]      Initial Application       [ ]     Amendment

        5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                1100 North Market
                Wilmington, DE 19890

        6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                Joseph V. Del Raso, Esq.
                Pepper Hamilton LLP
                3000 Two Logan Square
                18th and Arch Sts.
                Philadelphia, PA 19103
                (215) 981-4506

        7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
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                PFPC Inc.
                301 Bellevue Parkway
                Wilmington, DE 19809
                (302) 791-4486

                Rodney Square Management Corp
                1100 North Market Street
                Wilmington, DE 19890
                (302) 651-8392

        8.      Classification of fund (check only one):

                [X]      Management company;

                [ ]     Unit investment trust; or

                [ ]     Face-amount certificate company.

        9. Subclassification if the fund is a management company (check only one):

                [X]      Open-end         [ ]     Closed-end

        10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                Delaware

        11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                Rodney Square Management Corporation
                1100 North Market Street
                Wilmington, DE 19890

                Cramer Rosenthal McGlynn, LLC
                520 Madison Avenue, 32nd Floor
                New York, NY 10022

                Roxbury Capital Management, LLC
                100 Wilshire Blvd. Suite 1000
                Santa Monica, CA 90401

                First Quadrant, L.P.
                800 East Colorado Blvd., Suite 900
                Pasadena, CA 91101

                Goldman Sachs Asset Management, L.P.
                32 Old Slip 23rd Floor,
                New York, NY 10005

                Parametric Portfolio Associates
                1151 Fairview Avenue North
                Seattle, WA 98109
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                Julius Baer Investment Management LLC
                330 Madison Ave., 12th Floor
                New York, NY 10017

                Armstrong Shaw Associates Inc.
                45 Grove Street
                New Canaan, CT 06840

                Montag & Caldwell, Inc.
                3455 Peachtree Rd., NE Suite 1200
                Atlanta, GA 30326-3248

                Bennett Lawrence Management, LLC
                757 Third Avenue, 19th Floor
                New York, NY 10017

                Eubel Brady & Suttman Asset Management, Inc.
                7777 Washington Village Dr., Suite 210
                Dayton, OH 45459

                Equity Investment Corporation
                3007 Piedmont Road, Suite 200
                Atlanta, GA 30305

                Batterymarch Financial Management, Inc.
                200 Clarendon Street
                Boston, MA 02116

                Systematic Financial Management, L.P.
                300 Frank W Burr Blvd, 7th Floor
                Glenpointe East
                Teaneck, NJ 07666

                AEW Management and Advisors, L.P.
                Two Seaport Lane
                Boston, MA 02210

                Real Estate Management Services Group LLC
                1100 Fifth Avenue South, Suite 301
                Naples, FL 34102-6407

                Deutsche Asset Management Inc.
                Deutsche Investment Management Americas Inc. (formerly Zurich
                   Scudder Investments, Inc.)
                345 Park Avenue
                New York, NY 10154

                Clemente Capital, Inc.
                575 Madison Avenue, 8th Floor
                New York, NY 10022

                Invista Capital Management, Inc.
                1800 Hub Tower, 699 Walnut Street
                Des Moines, IA 50309
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        12.     Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                Not applicable.

        13.     If the fund is a unit investment trust ("UIT") provide:

                (a)      Depositor's name(s) and address(es):

                (b)      Trustee's name(s) and address(es):

        14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                [ ]      Yes              [X]      No

                If Yes, for each UIT state:

                         Name(s):

                         File No.:  811-_______________

                         Business Address:

        15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]      Yes              [ ]      No

                If Yes, state the date on which the board vote took place:
        04/05/2005

                If No, explain:

                (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ]     Y es              [X]      No

                If Yes, state the date on which the shareholder vote took place:

                If No, explain: The Registrant is a Delaware statutory trust. The Registrant's Agreement and Declaration of Trust authorizes the Board of Trustees of the Registrant to terminate the Registrant without a shareholder vote. Each series of the Registrant operated as a "master fund" in a master/feeder investment structure under which affiliated registered investment companies (each a "feeder fund") owned approximately 100% of the shares of the Registrant's series. Each feeder fund was a separate series of WT Mutual Fund. On July 1, 2005, each feeder fund requested a redemption in kind and ceased investing in series of the Registrant. Each feeder fund now invests directly in the portfolio securities formerly held by its former master fund.

II.     DISTRIBUTIONS TO SHAREHOLDERS

        16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                [X]      Yes              [ ]      No
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                (a)      If Yes, list the date(s) on which the fund made those
        distributions:  July 1, 2005

                (b)      Were the distributions made on the basis of net assets?

                         [X]      Yes              [ ]     No

                (c) Were the distributions made pro rata based on share ownership?

                           [X]    Yes              [ ]     No

                (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                (e)      Liquidations only:

                Were any distributions to shareholders made in kind?

                [X]      Yes              [ ]      No

                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Until July 1, 2005 when each feeder fund redeemed its entire interest in its master fund, the feeder funds owned approximately 100% of the Registrant.

                17.      Closed-end funds only:

                         Has the fund issued senior securities?

                         [ ]     Yes               [ ]     No

                         If Yes, describe the method of calculating payments
                to senior security holders and distributions to other shareholders:

                18. Has the fund distributed all of its assets to the fund's shareholders?

                         [X]      Yes              [ ]     No

                         If No,

                         (a) How many shareholders does the fund have as of the date this form is filed?

                         (b) Describe the relationship of each remaining shareholder to the fund:

                19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                         [ ]     Yes               [X]     No

                         If Yes, describe briefly the plans (if any) for
                distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

        20.     Does the fund have any assets as of the date this form is filed?

                [ ]      Yes              [X]      No
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                If Yes,

                (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                (b)      Why has the fund retained the remaining assets?

                (c)      Will the remaining assets be invested in securities?

                         [ ]     Yes               [ ]     No

        21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                [ ]      Yes              [X]      No

                If Yes,

                (a) Describe the type and amount of each debt or other liability:

                (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

        22.     (a)      List the expenses incurred in connection with the
Merger or Liquidation:

                         (i)   Legal expenses:  $10,000

                         (ii)  Accounting expenses:  $0

                         (iii) Other expenses (list and identify separately):

                               Printing Expenses:  $3,205

                         (iv)  Total expenses (sum of lines (i)-(iii) above):
                $13,205

                (b)      How were those expenses allocated?

                         Expenses were allocated pro rata based on net assets.

                (c)      Who paid those expenses?

                         Each series' respective feeder fund.

                (d)      How did the fund pay for unamortized expenses (if any)?

                         Not applicable.

        23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                [ ]      Yes              [X]      No

                If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
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V.      CONCLUSION OF FUND BUSINESS

        24. Is the fund a party to any litigation or administrative proceeding?

                [ ]      Yes              [X]      No

                If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                [ ]      Yes              [X]      No

                If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

        26.     (a)      State the name of the fund surviving the Merger:

                (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

                (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WT Investment Trust I (ii) he is a Vice President of WT Investment Trust I, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                          /s/ Joseph M. Fahey
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                                          Joseph M. Fahey
                                          Vice President